02019119

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 42217

RECEIVED FEB 28 2002 PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31,2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

National Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6801 Broadway Extension, Suite 203
(No. and Street)

Oklahoma City, Oklahoma 73116-9037
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Uselton 800-747-6688
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hunter, Atkins & Russell, PLC
(Name — *if individual, state last, first, middle name*)

P. O. Box 12056 Oklahoma City, Oklahoma 73157
(Address) (City) (State) Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, Mark Uselton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Capital, LLC, as of December 31, x19x2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Mark A. Uselton 2.27.02

Signature

Manager

Title

Cathlyn M Barrett

Notary Public

not exp 4-12-03

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- XX (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hunter, Atkins & Russell, PLC
Certified Public Accountants

Independent Auditors' Report

National Capital, LLC
Oklahoma City, Oklahoma

We have audited the accompanying statement of position of National Capital, LLC as of December 31, 2001, and the related statements of income, cash flows and changes in members' capital for the year then ended to be filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Capital, LLC as of December 31, 2001, and the results of its operations, its cash flows and changes in members' capital for the year then ended in conformity with accounting principles accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, I all material respects, in relation to the basic financial statements taken as a whole.

Hunter, Atkins & Russell, PLC

Hunter, Atkins & Russell, PLC
February 25, 2002

5805 North Grand Blvd., Suite D, Oklahoma City, Oklahoma 73118
Telephone: 405 843-3964 Fax: 405 843-9975

National Capital, LLC
Statement of Position
December 31, 2001

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$2,610
Due from broker/dealers	120,438
Securities owned, at market	246,502
Total current assets	369,550
PROPERTY AND EQUIPMENT, net	30,526
Total Assets	$400,076

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES	
Due to broker/dealer	$159,838
Securities sold not purchased, at market	15,354
Total current liabilities	175,192
MEMBERS' CAPITAL	224,884
Total Liabilities and Members' Capital	$400,076

See accountants' report and notes to financial statements.

National Capital, LLC
Statement of Operations
For the Year Ended December 31, 2001

REVENUES		
Trading and investment profits		$148,120
Other income		803
Total Revenues		148,923
OPERATING COSTS AND EXPENSES		
Management fees	$490,645	
Clearing charges	754	
Compliance expense	4,090	
Bad debts expense	80,836	
NASDAQ terminal fees	45,757	
Trade fees	15,309	
Insurance	5,257	
Office supplies and postage	2,408	
Office rent	13,161	
Equipment rent	2,840	
Telephone and communications	17,708	
Moving expenses	11,133	
Depreciation	11,390	
Miscellaneous	9,208	
Total Expenses		710,496
NET LOSS		($561,573)

See accountants' report and notes to financial statements.

National Capital, LLC

Statement of Changes in Members' Capital
For the Year Ending December 31, 2001

Balance, January 1, 2001	$393,708
Net loss	(561,573)
Member contributions	392,749
Balance, December 31, 2001	$224,884

See accountants' report and notes to financial statements.

National Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities	
Net loss	(S561,573)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	11,390
Bad debts	80,836
Cahnges in assets and liabilities:	
Decrease in receivables	77,880
Decrease in securities owned	95,105
Decrease in prepaid expenses	1,700
Decrease in payables	(150,293)
Increase in securities sold, not purchased	11,604
Net cash used by operating activities	(433,351)
Cash flows from investing activities	
Purchase of office equipment	(500)
Cash flows from financing activities	
Members' contributions	392,749
Net decrease in cash and cash equivalents	(41,102)
Cash and cash equivalents at beginning of period	43,712
Cash and cash equivalents at end of period	S2,610

See accountants' report and notes to financial statements.

National Capital, LLC

Notes to Financial Statements
December 31, 2001

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF ACCOUNTING POLICIES

National Capital, LLC (the "Company"), was organized in June, 1994, under the laws of the State of Oklahoma. The original name of the Company was JP Trading, LLC. In December, 1996, the Company changed its name to National Capital, LLC. The Company trades for its own account only and has no retail customers.

Basis of Accounting
The Company prepares its financial statements using the accrual basis of accounting. All revenues are recognized when earned and all expenses recognized when incurred.

Cash and Cash Equivalents
For purposes of the cash flow statement, the Company recognizes all highly liquid debt instruments with a maturity of three months or less to be a cash equivalent.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported and contingent liabilities disclosed in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates and such differences may be material to the financial statements.

Income taxes
The Company is treated as a partnership for income tax purposes with all income or losses passed through to the members. Therefore, no provision for federal or state income taxes has been made.

NOTE B – RELATED PARTY TRANSACTIONS

During the year the Company paid a total of $490,645 in management fees to its principal member, The National Capital Companies, Inc. Pursuant to a management agreement dated March 1, 2000, the Company pays a management fee to its principal member, The National Capital Companies, Inc. In exchange for these fees, The National Capital Companies, Inc. provides management services and pays certain expenses on behalf of the Company. During the year the Company paid a total of $490,645 in such management fees to The National Capital companies, Inc.

During the year the principal member made additional capital contributions of $392,749 to the Company.

NOTE C – MINIMUM CAPITAL REQUIREMENT

The Company's net capital as of December 31, 2001 exceeded the required minimum capital by $39,082 computed as follows:

Net capital at year end	$ 139,082
Minimum capital required	100,000
Excess net capital	$ 39,082

NOTE D – CONTINGENT LIABILITY

The Company is obligated for a total of $17,731 under a lease agreement covering its office space.

SUPPLEMENTAL INFORMATION

National Capital, LLC
Computation of Net Capital
December 31, 2001

Total equity from balance sheet		$224,884
Deduct non-allowable assets:		
Securities	$520	
Property and equipment	30,526	31,046
Net capital before haircuts on security positions		193,838
Haircuts on securities:		
Other securities	$34,831	
Undue concentration	19,925	54,756
Net Capital		139,082
Minimum dollar net capital requirement of reporting broker/dealer		100,000
Excess net capital		$39,082

See accountants' report and notes to financial statements.

National Capital, LLC
Reconciliation of Audited with Unaudited
December 31, 2001

Net capital per unaudited Focus Report	$139,082
Adjustments to unaudited statements	0
Net capital per audited statements	$139,082

See accountants' report and notes to financial statements.

National Capital, LLC
Report of Material Inadequacies
Year Ended December 31, 2001

No material inadequacies were found to exist in the financial statements or operations of National Capital, LLC during our audit for the year ended December 31, 2001.

See accountants' report and notes to financial statements.

National Capital, LLC
Reconciliation Between Audited and Unaudited Statements of Financial Condition
December 31, 2001

	Unaudited Statements	Adjustments	Audited Statements
Current assets	$369,550	$0	$369,550
Property and equipment	43,669	(13,143)	30,526
Other assets	0	0	0
	$413,219	($13,143)	$400,076
Current liabilities	$175,192	$0	$175,192
Members' capital	238,027	(13,143)	224,884
	$413,219	($13,143)	$400,076

See accountants' report and notes to financial statements.

NATIONAL CAPITAL, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2001